MARCUM
ACCOUNTANTS ▲ ADVISORS

July 22, 2022

Jordan Lams
MXY Holdings, Inc.
3355 E Spring St Suite 300
Long Beach, CA 90806

Re: MXY Holdings, Inc

Dear Mr. Lams:

This is to confirm that the client-auditor relationship between MXY Holdings, Inc. and Marcum LLP ceased effective December 31, 2020. Our report dated December 30, 2020 on the financial statements of MXY Holdings, Inc. at December 31, 2019 and for the year then ended contained a going concern disclosure, and otherwise did not contain an adverse opinion, disclaimer of opinion, modification, or qualification and there were no disagreements between the Company and Marcum LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

Very truly yours,

Marcum LLP

Marcum LLP

Sent Via E-Mail jordan@enjoymoxie.com

cc: Office of the Chief Accountant
Securities and Exchange Commission
Via E-Mail: SECPSletters@sec.gov

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